Jaguar Mining Inc.

Condensed Interim Consolidated Financial Statements

As at and for the three months ended

March 31 2014 and 2013

(Unaudited)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at March 31, 2014 and December 31, 2013

(Unaudited and expressed in thousands of US dollars)

		March 31, 2014	December 31, 2013
Assets
Current assets:
Cash and cash equivalents		$7,009	$9,015
Inventory	Note 4	22,503	23,080
Other accounts receivable	Note 5(iii)	4,051	5,866
Recoverable taxes	Note 5	5,304	3,985
Prepaid expenses and sundry assets		1,357	2,181
Derivatives	Note 11(c)	195	508
		40,419	44,635
Prepaid expenses and sundry assets		1,220	951
Restricted cash		-	109
Assets held for sale		37	36
Recoverable taxes	Note 5	24,202	25,220
Property, plant and equipment	Note 6	151,421	155,952
Mineral exploration projects	Note 7	68,073	67,885
		$285,372	$294,788

Liabilities and Shareholders' deficiency
Current liabilities:
Accounts payable and accrued liabilities	Note 8	$30,540	$24,651
Notes payable		316,127	316,076
Income taxes payable		11,987	11,642
Reclamation provisions		870	826
Other provisions	Note 10	8,370	7,981
Deferred compensation liabilities		3	3
Other liabilities		1	1
		367,898	361,180
Notes payable	Note 9	6,052	5,911
Deferred income taxes		6,219	6,350
Reclamation provisions		14,713	14,844
Deferred compensation liabilities		8	8
Other liabilities		64	54
Total liabilities		394,954	388,347

Shareholders' deficiency:
Share capital		371,077	371,077
Stock options		962	917
Hedging reserve	Note 11(c)	195	508
Contributed surplus		17,638	17,638
Deficit		(499,454)	(483,699)
Total deficiency		(109,582)	(93,559)
		$285,372	$294,788

Recapitalization Plan	Note 2
Commitments	Note 13
Subsequent events	Note 16

On behalf of the Board:
(signed) “Richard Falconer” (signed) “George M. Bee”

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

For the three months ended March 31, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

		Three Months Ended March 31,
		2014	2013

Gold sales		$31,100	$41,170
Production costs		(21,337)	(22,819)
Depletion and amortization		(8,676)	(7,969)
Gross profit		1,087	10,382

Operating expenses:
Exploration		39	327
Paciência shut down & care and maintenance		606	708
Stock-based compensation		45	222
Restructuring fees	Note 2	2,907	-
Administration		4,037	4,213
Amortization		270	292
Adjustment to provision for VAT and other taxes		2,738	-
Legal and other provision		1,281	2,909
Other		1,249	74
Total operating expenses		13,172	8,745

Income (loss) before the following		(12,085)	1,637

Gain on derivatives		-	(482)
Gain on conversion option embedded in convertible debt		-	(1,122)
Foreign exchange gain		(982)	(647)
Change in ARO		456	457
Interest expense		4,363	8,174
Interest income		(174)	(260)
Loss on disposition of property		8	1,735
Other non-operating expenses		5	504
Total other expenses		3,676	8,359
Loss before income taxes		(15,761)	(6,722)
Income taxes
Current income tax expense		348	339
Deferred income tax recovery		(354)	(135)
Total income tax expense (recovery)		(6)	204
Net loss for the period		(15,755)	(6,926)

Other comprehensive income	Note 11(c)	(313)	-
Total comprehensive loss for the period		$(16,068)	$(6,926)

Basic and diluted loss per share	Note 12	$(0.18)	$(0.08)
Weighted average number of common shares outstanding - basic and diluted	Note 12	86,396,356	84,906,423

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

	Three Months Ended March 31,
	2014	2013
Cash provided by (used in):
Operating activities:
Net loss for the period	$(15,755)	$(6,926)
Adjustments to reconcile net loss to net cash provided by
(used in) operating activities:
Unrealized foreign exchange gain	(2,304)	(1,202)
Stock-based compensation expense	45	222
Interest expense	4,363	8,174
Change in ARO	456	457
Deferred income taxes recovery	(354)	(135)
Depletion and amortization	8,946	8,261
Provision and loss on disposition of property, plant and equipment	8	2,224
Write-down of inventory	904	-
Provision for VAT and other taxes	2,738	-
Unrealized gain on derivatives	-	(98)
Unrealized gain on option component of convertible note	-	(1,122)
Reclamation expenditure	(235)	(12)
	(1,188)	9,843
Change in non-cash operating assets and liabilities:
Inventory	(1,509)	436
Other accounts receivable	1,815	(2,560)
Recoverable taxes	(330)	3,017
Prepaid expenses and sundry assets	555	(41)
Accounts payable and accrued liabilities	2,532	(3,095)
Income taxes payable	345	564
Other provisions	389	2,971
Deferred compensation liabilities	-	(64)
	2,609	11,071
Financing activities:
Repayment of debt	-	(7,098)
Increase in debt	-	11,762
Decrease in restricted cash	109	500
Interest paid	(814)	(3,963)
Other liabilities	10	11
	(695)	1,212
Investing activities:
Mineral exploration projects	(188)	(367)
Purchase of property, plant and equipment	(4,136)	(7,316)
Proceeds from disposition of property, plant and equipment	31	227
	(4,293)	(7,456)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	373	(298)
Increase (decrease) in cash and cash equivalents	(2,006)	4,529
Cash and cash equivalents, beginning of period	9,015	13,856
Cash and cash equivalents, end of period	$7,009	$18,385

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIENCY

For the three months ended March 31, 2014 and 2013

(Unaudited and expressed in thousands of US dollars)

	Common Shares		Stock Options		Hedging	Contributed
	Shares	Amount	Options	Amount	Reserve	Surplus	Deficit	Total

Balance as at January 1, 2013	84,409,648	$370,043	1,836,250	$2,137	$-	$16,015	$(234,392)	$153,803
Shares issued (Note 11(a))	670,919	560	-	-	-	-	-	560
Vested options forfeited	-	-	(70,000)	(231)	-	231	-	-
Vested options expired upon termination	-	-	(100,000)	(311)	-	311	-	-
Stock-based compensation	-	-	-	110	-	-	-	110
Net loss	-	-	-	-	-	-	(6,926)	(6,926)
Balance as at March 31, 2013	85,080,567	$370,603	1,666,250	$1,705	$-	$16,557	$(241,318)	$147,547

Balance as at January 1, 2014	86,396,356	$371,077	1,604,028	$917	$508	$17,638	$(483,699)	$(93,559)
Stock options	-	-	-	45	-	-	-	45
Other comprehensive income (Note 11(c))	-	-	-	-	(313)	-	-	(313)
Net loss	-	-	-	-	-	-	(15,755)	(15,755)
Balance as at March 31, 2014	86,396,356	$371,077	1,604,028	$962	$195	$17,638	$(499,454)	$(109,582)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

1.	Nature of business and basis of preparation:

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These condensed interim consolidated financial statements of the Company as at and for the three months ended March 31, 2014 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements do not include all annual disclosures as required by International Financial Reporting Standards (“IFRS”) and should be read in connection with the Company’s December 31, 2013 audited annual financial statements.

The condensed interim consolidated financial statements were authorized for issue by the Board of Directors on May 12, 2014.

2.	Recapitalization Plan – CCAA Proceedings:

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 9) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders. Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013 holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”). The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court on February 6, 2014 sanctioning the CCAA Plan.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

On April 22, 2014, the Company had successfully implemented the CCAA Plan dated February 5, 2014.

The CCAA Plan implemented a series of steps leading to an overall capital reorganization of Jaguar. These steps included, among other things:

•	The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”). Any fractional Common Shares resulting from the Consolidation were rounded down to the next whole share without any additional compensation therefore. A total of 995,151 common shares were outstanding as a result of the consolidation.

•	The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes. Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released.

•	Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) (based on the percentage that the unpaid interest on their Notes bore to the aggregate of all unpaid interest owing to all Noteholders who participated in the Share Offering as at December 31, 2013) in exchange for their Notes.

•	Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company in exchange for their Notes.

The equity-based compensation arrangements of the Company existing immediately prior to implementation of the CCAA Plan were cancelled pursuant to the terms the CCAA Plan. The Board of Directors (the “Board”) has approved a new 10% rolling stock option plan (the "New Stock Option Plan"). The New Stock Option Plan has received conditional approval from the TSX Venture Exchange (the “TSX-V”) and is subject to the approval of disinterested shareholders of the Company. It will be presented for approval at the Company's next annual general meeting of shareholders (“AGM”), which is expected to be held late in the second quarter of 2014. The Board has also approved a new deferred share unit plan (the “DSU Plan”), which reserves a maximum of 11,111,111 common shares for issuance under the plan. The DSU Plan has received conditional approval from the TSX-V and will be presented for approval by shareholders at the Company’s AGM.

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 9(c)). The Facility amendments provide among other things, that:

•	the maturity date of the Facility is extended to December 31, 2015 from July 25, 2014;

•	mandatory repayments of $1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

•	the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Facility into equity at a specified conversion price (subject to certain anti-dilution protections);

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

•	the Lender shall have a right to participate in certain offerings of equity securities by the Company if the offering occurs at a prescribed price;

•	the Company shall maintain certain minimum levels of cash on hand;

•	the Lender shall be entitled to have an observer at the meetings of the Board of Directors;

•	the Company and the Lender enter into a Right of First Refusal Agreement with respect to assignments of the Facility by the Lender; and

•	existing breaches, defaults and events of default under the Facility are waived by the Lender. Certain events of default under the Facility were also amended to reflect the Company’s current financial circumstances.

The Company will pay a fee of $1.0 million in connection with the amendments to the Facility ($0.6 million payable in cash and $0.4 million payable as an increase in the principal amount of the Facility).

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility.

In connection with the above amendments, the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

The Company believes that the implementation of the CCAA Plan resulted in a number of benefits to the Company, including, among other things, a significant reduction of the Company’s debt, increased liquidity for operations and facilitation of the Company’s ability to make certain necessary capital investments and accelerate operational improvements allowing it to continue operations for the foreseeable future.

3.	Significant accounting policies:

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2013, with the exception of the following standards and interpretations adopted in 2014:

a)	Accounting policies in effect January 1, 2014:

•	IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the financial statements of the Company.

•	IAS 32 – Offsetting of financial instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s unaudited condensed interim consolidated financial statements upon adoption of these amendments.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	Future accounting policy changes issued but not yet in effect:

The following is new pronouncement approved by the IASB. The following new standard is not yet effective and have not been applied in preparing these financial statements, however, it may impact future periods.

IFRS 9 Financial Instruments (Revised) was issued by the IASB in October 2010. It incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: Recognition and Measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss – in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

4.	Inventory:

Inventory is comprised of the following:

	March 31,	December 31,
	2014	2013
Raw material	$2,814	$2,852
Mine operating supplies	8,999	7,456
Ore in stockpiles	513	871
Gold in process	10,177	11,901
Total Inventory	$22,503	$23,080

During the period ending March 31, 2014, raw material, mine operating supplies, and changes in ore in stockpiles and gold in process included in “production costs” amounted to $23.3 million (March 31, 2013 - $22.2 million).

In addition, during the period ended March 31, 2014, the Company incurred an inventory write-down of $904,000 (March 31, 2013 - $nil).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

5.	Recoverable taxes:

	December 31, 2013	Additions	Sale of credits	Applied to taxes payable	Foreign exchange	March 31, 2014
Value added taxes ("VAT") and other (i)	$43,641	$1,632	$-	$(667)	$1,612	$46,218
Provision for VAT and other (ii)	(26,701)	(2,738)	-	-	-	$(29,439)
ICMS (iii)	14,527	1,048	(767)	(89)	146	14,864
Reserve for ICMS (iii)	(2,262)	195	-	-	(70)	(2,137)
	29,205	137	(767)	(756)	1,688	29,506

Less: current portion	3,985					5,304
Long-term portion	$25,220					$24,202

(i)	The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods.

(ii)	The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying value of value added taxes and other to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 10.75%.

(iii) ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of 15%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state they were generated, in the case of Jaguar, in the State of Minas Gerais, Brazil.

Recorded as other accounts receivable is $4.1 million related to a receivable from sales of ICMS tax credits to other companies (December 31, 2013 - $5.9 million).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

6.	Property, plant and equipment (“PPE”):

Property, Plant and Equipment	Processing plant	Vehicles	Equipment	Leasehold improvements	Assets under construction	Mining properties	Total
Cost
Balance at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	19	156	2,199	16	3,421	15,261	21,072
Disposals	-	(131)	(8,088)	-	(397)	-	(8,616)
Transfer from assets held for sale	-	134	1,680	-	397	-	2,211
Reclassify within PPE	18	-	2,646	-	(2,664)	-	-
Balance at December 31, 2013	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650

Balance at January 1, 2014	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650
Additions	-	-	780	-	273	2,219	3,272
Disposals	-	(124)	(13)	-	-	-	(137)
Balance at March 31, 2014	$15,717	$13,669	$231,646	$2,380	$3,423	$335,950	$602,785

Accumulated amortization and impairment
Balance at January 1, 2013	$9,338	$7,634	$118,466	$994	$-	$147,168	$283,600
Amortization for the year	1,077	1,932	16,074	465	-	14,540	34,088
Impairment loss	1,192	-	-	-	-	127,299	128,491
Disposals	(716)	(81)	(2,761)	-	-	-	(3,558)
Transfer from assets held for sale	-	90	987	-	-	-	1,077
Balance at December 31, 2013	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698

Balance at January 1, 2014	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698
Amortization for the period	233	479	4,054	116	-	2,881	7,763
Disposals	-	(94)	(3)	-	-	-	(97)
Balance at March 31, 2014	$11,124	$9,960	$136,817	$1,575	$-	$291,888	$451,364

Carrying amounts
At December 31, 2013	$4,826	$4,218	$98,113	$921	$3,150	$44,724	$155,952
At March 31, 2014	$4,593	$3,709	$94,829	$805	$3,423	$44,062	$151,421

The Company determined there was no triggering event that would require the Company to update its impairment test as at March 31, 2014, from the testing that was conducted as at December 31, 2013. During the year ended December 31, 2013, the Company completed an impairment test based on current estimates of recoverable mineral reserves and mineral resources and due to the decrease in gold price during 2013. This reassessment generated a $128.5 million impairment charge, being $37.3 million related to the Paciência project, $18.7 million related to the Turmalina project and $72.5 million related to Caeté project.

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs.

The recoverable amount of the properties was determined using a fair value less cost of disposal approach (“FVLCD”). FVLCD for the properties was determined by considering the net present value of future cash flows generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:	9.63%
Gold price:	$1,300

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

Expected future cash flows used to determine the FVLCD used in the impairment testing of the Paciência, Turmalina and Caeté properties are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in the life of mine plans, as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

7.	Mineral exploration projects:

Mineral Exploration Projects	Turmalina	Caeté	Gurupi	Pedra Branca	Total

Balance at January 1, 2013	$-	$16,910	$67,126	$39	$84,075
Additions	82	4	368	352	806
Impairment loss (Note 6)	(82)	(16,914)	-	-	(16,996)
Balance at December 31, 2013	$-	$-	$67,494	$391	$67,885

Balance at January 1, 2014	$-	$-	$67,494	$391	$67,885
Additions	-	-	174	14	188
Impairment loss	-	-	-	-	-
Balance at March 31, 2014	$-	$-	$67,668	$405	$68,073

No additional impairment charge was recorded as at March 31, 2014. Based on the impairment test conducted as at December 31, 2013, the Company recorded an impairment charge of $17.0 million. See Note 6 for further details.

8.	Accounts payable and accrued liabilities:

	March 31,	December 31,
	2014	2013
Accounts payable (suppliers)	$10,960	$9,237
Interest payable	10,695	7,468
Accrued payroll	8,595	7,730
Other	290	216
	$30,540	$24,651

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

9.	Notes payable:

	March 31,	December 31,
	2014	2013
Bank indebtedness	$15,672	$15,667
Vale note	1,955	1,909
Renvest credit facility (c)	30,000	30,000
4.5% convertible notes (a)	165,000	165,000
5.5% convertible notes (b)	103,500	103,500
Notes payable - current portion	316,127	316,076

Bank indebtedness	186	183
Vale note	5,866	5,728
Notes payable - long-term portion	6,052	5,911

Total notes payable	322,179	321,987

Fair value of notes payable	$53,679	$53,487

Principal repayments over the next two years:
	2014	$316,422
	2015	6,951
Total		323,373
Less: unamortized discounts		1,194
		$322,179

a)	4.5% convertible notes:

The Company issued $165.0 million of 4.5% senior unsecured convertible notes and received net proceeds of approximately $159.1 million. The notes bear interest at a rate of 4.5% per annum, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, and mature on November 1, 2014. The Company elected to defer the payment of semi-annual interest on November 1, 2013, and on December 2, 2013, Jaguar committed an event of default under the 4.5% convertible notes as a result of its failure to make the interest payment within 30 days as specified by the convertible notes indenture. As a result of the events of default, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable (subject to the stay of proceedings under the Initial Order – see Note 2). As a result, the Company derecognized the remaining discount and transaction costs on the issuance of the convertible notes as at December 31, 2013. As at March 31, 2014, the Noteholders had not called the loan and were stayed from doing so as a result of the stay of proceedings under the Initial Order related to the CCAA Plan.

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan provided the extinguishment of the obligations of the 4.5% convertible notes. Please refer to Note 2.

Jaguar Mining Inc. | 12

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	5.5% convertible notes:

During February 2011, the Company issued $103.5 million of 5.5% senior unsecured convertible notes and received net proceeds of approximately $99.3 million. The notes bear interest at 5.5% per annum, payable semi-annually in arrears on March 31 and September 30 of each year, beginning on September 30, 2011, and mature on March 31, 2016. The Company elected to defer the payment of semi-annual interest on March 31, 2014.

The 5.5% convertible notes have an initial conversion rate of 132.4723 Jaguar common shares per US$1,000 principal amount of notes, representing an initial conversion price of approximately US$7.55 per common share. The conversion rate is subject to certain anti-dilution adjustments and adjustments in connection with specified corporate events. The notes are convertible at any time prior to maturity. Upon conversion, the Company may, in lieu of delivering its common shares, elect to pay or deliver, as the case may be, cash or a combination of cash and common shares, in respect of the converted notes. The Company will be required to make an offer to repurchase the notes for cash upon the occurrence of certain fundamental changes as defined within the terms of the notes.

The default on the payment of the 4.5% convertible note interest in December 2013 and the Company entering into CCAA protection on December 23, 2013 caused the Company to commit events of default under the 5.5% Convertible Note indenture. As a result of the events of default, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable (subject to the stay of proceedings under the Initial Order – see Note 2). As a result, the Company derecognized the remaining discount and transaction costs on the issuance of the convertible notes. As at March 31, 2014, the Noteholders had not called the loan and were stayed from doing so as a result of the stay of proceedings under the Initial Order related to the CCAA Plan (see Note 2).

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan provided the extinguishment of the obligations of the 5.5% convertible notes. Please refer to Note 2.

c)	Renvest Credit Facility:

On October 29, 2012, the Company announced that it had arranged a $30.0 million standby credit facility (the “Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”).

On January 25, 2013, the Company made an initial drawdown of $5.0 million on the Facility and concurrently issued 570,919 common shares of the Company (Note 11(a)) to the Lender pursuant to the terms of the Facility. On June 26, 2013, the Company drew down the remaining $25.0 million on the Facility and issued another 1,315,789 common shares of the Company (Note 11(a)) to the Lender. The initial drawdown and the subsequent drawdown under the Facility mature on July 25, 2014.

Interest is applied to the outstanding balance of all amounts drawn down from the Facility at a fixed rate of eleven percent (11%) per annum, payable monthly in arrears. The Facility includes a general security agreement over all of the Company’s and its subsidiaries’ present and future assets, delivery of the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Loan covenants include restrictions on additional borrowing and granting of security and a requirement that the Company use commercially reasonable efforts to maintain the listing of its common shares on the TSX during the term of the loan.

The default on the payment of the 4.5% convertible note interest in December 2013 and the Company entering into CCAA protection on December 23, 2013 caused the Company to commit events of default under the Renvest Credit Facility Agreement. As a result of the events of default, the principal amount of the notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable (subject to the stay of proceedings under the Initial Order – see Note 2). Therefore, the Company recorded additional interest expense of $1.2 million to recognize the remaining transaction costs incurred on the issuance of the debt. As at March 31, 2014, the lender had not called the loan and was stayed from doing so as a result of the stay of proceedings under the Initial Order.

In connection with the implementation of the CCAA Plan, certain amendments were made to the Facility and the Company agreed to repay $10.0 million of the outstanding balance upon completion of the CCAA Plan. Please refer to Note 2.

Jaguar Mining Inc. | 13

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

10.	Other provisions and contingent liabilities:

Various legal, environmental and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As at March 31, 2014, the Company has recognized a provision of $8.4 million (December 31, 2013 - $8.0 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2013	Additions	Reversals	Foreign exchange	March 31, 2014
Labour litigation	$5,156	$993	$(1,188)	$181	$5,142
Civil litigation	1,861	329	-	-	2,190
Other provisions	964	-	(54)	128	1,038
	$7,981	$1,322	$(1,242)	$309	$8,370

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company. Among other items, the Complaint alleges wrongful termination of Mr. Daniel R. Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

On November 21, 2013, the Company and the Named Directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the plaintiffs in the Complaint filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding is concluded; and (ii) stay and suspend the deadline for the plaintiffs in the Complaint to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs in the Complaint providing, among other things, that upon implementation of the CCAA Plan, the plaintiffs in the Complaint shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such plaintiffs’ rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

Based on completion of the CCAA Plan no accrual has been recorded with respect to such lawsuit.

Jaguar Mining Inc. | 14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

11.	Capital stock:

a)	Common shares:

The Company is authorized to issue an unlimited number of commons shares. All issued shares are fully paid and have no par value.

During the three months ended March 31, 2014, the Company did not issue or grant any common shares. On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to a new employee. On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Lender upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 9(c)).

Subsequent to period end, as a result of the CCAA Plan discussed in Note 2, the share capital of the Company was substantially reorganized and new shares were issued.

b)	Stock options:

The following table shows the stock options outstanding at March 31, 2014:

	Outstanding			Vested
Exercise price (CDN$)	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price
$0.41 to $1.26	1,604,028	3.56	$0.98	1,070,694	3.54	$1.00

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the stock options listed above, were cancelled. Please refer to Note 2.

c)	Hedging reserve:

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in the consolidated statements of operations and comprehensive loss when the hedged transaction impacts the consolidated statements of operations and comprehensive loss, or is recognized as an adjustment to the cost of non-financial hedged items.

During the period ended March 31, 2014, the Company renewed the forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales. An aggregate unrealized gain in the amount of $195,000 has been recorded as a derivative asset. However, included in the hedging reserve, in the consolidated statements of changes in shareholders’ deficiency for the period is an unrealized losses of $313,000 (December 31, 2013 – unrealized gains of $508,000). The following are the outstanding contracts as at March 31, 2014:

Settlement date	Ounces hedged	US$ per ounce	Unrealized gain $
April 30, 2014	3,989	$1,341	$195

Jaguar Mining Inc. | 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

12.	Basic and diluted earnings per share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three Months Ended March 31,
	2014	2013
Numerator
Net loss for the period	$(15,755)	$(6,926)

Denominator
Weighted average number of common shares outstanding - basic and diluted	86,396	84,906

Basic and diluted loss per share	$(0.18)	$(0.08)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

	Three Months Ended March 31,
	2014	2013
Options	1,604	1,720
Convertible notes	26,650	26,650
	28,254	28,370

13.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments.

Jaguar Mining Inc. | 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

As at March 31, 2014	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$30,540	$-	$-	$-	$30,540
Notes payable (a)					-
Principal	316,422	6,951	-	-	323,373
Interest	21,874	5,708	-	-	27,582
Other liabilities	65	-	-	-	65
	$368,901	$12,659	$-	$-	$381,560
Other Commitments
Income taxes payable	$11,987	$-	$-	$-	$11,987
Other provisions	8,370	-	-	-	8,370
Operating lease agreements	262	166	-	-	428
Suppliers' agreements					-
Mine operations (b)	1,044	-	-	-	1,044
Reclamation provisions (c)	889	5,986	1,398	13,762	22,035
	$22,552	$6,152	$1,398	$13,762	$43,864
Total	$391,453	$18,811	$1,398	$13,762	$425,424

(a)	The contractual maturity of the principal portion of the notes payable takes into consideration events of default that have occurred under the relevant debt agreements. Interest amounts are based on contractual terms assuming the principal remains outstanding for its original term. Please refer to Note 2 for further details.

(b)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the commitments table represents the amount due within 30 days.

(c)	The reclamation provisions are not adjusted for inflation and are not discounted.

14.	Financial risk management and financial instruments:

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk. The condensed interim consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements; they should be read in conjunction with the Company’s annual financial statements as at December 31, 2013.

a)	Liquidity risk:

The Company had a working capital deficiency of $327.5 million and an accumulated deficit of $499.5 million as at March 31, 2014. On April 22 the Company successfully implemented the CCAA Plan. See Note 2 for further details.

The Company’s financial liabilities and other commitments are listed in Note 13.

b)	Derivative financial instruments:

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

Jaguar Mining Inc. | 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

•	Forward sales contract:

See note 11(c).

c)	Financial instruments:

The fair value of the following financial assets and liabilities approximate their carrying amounts due to the limited terms of these instruments:

a.	Cash and cash equivalents
b.	Other accounts receivable
c.	Restricted cash
d.	Accounts payable and accrued liabilities
e.	Other provisions
f.	Deferred compensation liabilities

The fair value of notes payable is based on their market price, if available, which is disclosed in Note 9.

Fair value estimation:

IFRS 7 Financial Instruments - Disclosures prescribes the following three-level fair value hierarchy for disclosure purposes based on the transparency of the inputs used to measure the fair values of financial assets and liabilities:

a. Level 1 – quoted prices (unadjusted) of identical instruments in active markets that the reporting entity has the ability to access at the measurement date.

b. Level 2 – inputs are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

c. Level 3 – one or more significant inputs used in a valuation technique that are unobservable for the instruments.

The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at March 31, 2014 and December 31, 2013 are as follows:

	Level 1	Level 2	Level 3	Total
March 31, 2014
Derivative assets	$-	$195	$-	$195
December 31, 2013
Derivative assets	$-	$508	$-	$508

15.	Related party transactions:

a)	Transactions with subsidiaries:

The Company has transferred funds to its subsidiaries MSOL, MTL and MCT in the form of loans at a rate of three-month LIBOR plus 4% and export loans at a rate of six-month LIBOR plus 4%. During the periods ended March 31, 2014 and 2013 the Company received loan repayments.

Jaguar Mining Inc. | 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited and tabular dollar amounts in thousands of US dollars, except per share amounts)

b)	Other related party transactions:

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar. Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss - and amount to $60,400 for the three months ended March 31, 2014 ($86,500 for the three months ended March 31, 2013).

The Company also incurred legal fees from Azevedo Sette Advogados (“ASA”), a company whose partner is Luis Miraglia, a director of Jaguar. Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss - and amount to $16,000 for the three months ended March 31, 2014 ($86,500 for the three months ended March 31, 2013).

16.	Subsequent event:

On April 22, 2014, the Company had successfully implemented the CCAA Plan. Please refer to Note 2 for further details.

On April 29, 2014 the common shares of the Company have been accepted for listing by the TSX Venture Exchange ("TSX-V") through its streamlined listing procedures and the trading started at the opening of market on May 1, 2014. The trading symbol of Jaguar's common shares will remain "JAG".

The common shares of the Company were delisted from the Toronto Stock Exchange ("TSX") effective at the close of market on April 30, 2014. Trading in the common shares of Jaguar had been suspended since December 23, 2013 and remained suspended until the delisting from the TSX.

In connection with the implementation of the CCAA Plan on April 22, 2014, the common shares of Jaguar that existed immediately prior to the implementation of the Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares. The common shares of Jaguar commenced trading on the TSX-V on a post-consolidated basis and there are currently 111,111,038 common shares of the Company issued and outstanding.

Jaguar Mining Inc. | 19